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                           May 17, 2021

       Omeed Malik
       Chairman and Chief Executive Officer
       Colombier Acquisition Corp.
       590 Madison Ave., 21st Floor
       New York, New York 10002

                                                        Re: Colombier
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 7, 2021
                                                            File No. 333-254492

       Dear Mr. Malik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Warrants, page 110

   1. Please discuss the Applicable Law provisions in Section 9.3 of the Warrant Agreement, including how they
apply to claims under the Securities Act or Exchange Act.
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp. Malik
Comapany
May        NameColombier Acquisition Corp.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance